UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32562

STANTEC INC.
(Translation of registrant's name into English)

300-10220 103 Avenue NW
Edmonton, Alberta
Canada T5J 0K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.
(Registrant)

Date: November 28, 2023	/s/ Theresa B. Y. Jang
Theresa B. Y. Jang
Executive Vice President and CFO

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 28, 2023